UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13D-2(A)

MMAX MEDIA, INC.
(Name of Issuer)

Common Stock - $0.001 Par Value
(Title of Class of Securities)

60689J100
(CUSIP Number)

Edward A. Cespedes
Edward A. Cespedes Revocable Trust dated August 22, 2007
417 N.E. 12th Avenue
Fort Lauderdale Florida 33301
888-991-4534

Copy to:

Brian Pearlman
Quintairos, Prieto, Wood and Boyer, P.A.
One East Broward Boulevard, Suite 1400
Fort Lauderdale, Florida 33301
(954) 523-7008

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

March 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

CUSIP NO. 60689J100	Page 2 of 6

1	Name of Reporting Person Edward A. Cespedes Revocable Trust dated August 22, 2007(1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required ☐ Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 10,578,117(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,578,117(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,578,117(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.1% (1)(2)
14	Type of Reporting Person (See Instructions) OO

(1)	The securities are held by Edward A. Cespedes Revocable Trust dated August 22, 2007, by which Edward A. Cespedes serves as Trustee.
(2)	Based upon 35,192,395 shares outstanding as of March 16, 2011.

CUSIP NO. 60689J100	Page 3 of 6

1	Name of Reporting Person Edward A. Cespedes(1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required ☐ Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 10,578,117(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,578,117(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,578,117(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.1% (1)(2)
14	Type of Reporting Person (See Instructions) IN

(1)	The securities are held by Edward A. Cespedes Revocable Trust dated August 22, 2007, by which Edward A. Cespedes serves as trustee
(2)	Based upon 35,192,395 shares outstanding as of March 16, 2011.

CUSIP NO. 60689J100	Page 4 of 6

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                      Security and Issuer

This statement of beneficial ownership on Schedule 13D is filed with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of MMAX Media, Inc., a Nevada corporation (the “Company” or “Issuer”). The principal executive offices of the Company are located at 417 N.E. 12th Avenue, Fort Lauderdale, Florida 33301.
Item 2.                      Identity and Background.

(a)           This statement is filed by Edward A. Cespedes Revocable Trust dated August 22, 2007 (“Cespedes Trust”) and Edward A. Cespedes.  The trustee of Cespedes Trust is Edward A. Cespedes (“Edward A. Cespedes”), a resident of the United States. Cespedes Trust and Edward A. Cespedes are collectively referred to herein as a “Reporting Person”.

(b)           The address of the principal office of the Reporting Person is 417 N.E. 12th Avenue, Fort Lauderdale Florida 33301.

(c)           Cespedes Trust is a trust that was principally organized to hold investments for Edward A. Cespedes.  Edward A. Cespedes serves as chief executive officer of MMAX Media, Inc.

(d)           No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Cespedes Trust is a trust.  Edward A. Cespedes is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 below, the Company, HLM Paymeon, Inc. and Hyperlocal Marketing LLC entered into an Agreement and Plan of Merger (the “Merger Agreement”) effective March 16, 2011.  Under the Merger Agreement, the members of Hyperlocal Marketing LLC were issued an aggregate of 20,789,395 shares of Company’s Common Stock, of which the Cespedes Trust received 10,578,117 shares of Common Stock.

Item 4.                      Purpose of Transaction.

The Cespedes Trust acquired the 10,578,117 shares of Common Stock (the “Shares”) for investment purposes pursuant to the Merger Agreement.  With the closing of the Merger Agreement on March 16, 2011, Edward Cespedes was appointed to the board of directors of the Company and to serve as the Company’s chief executive officer.

CUSIP NO. 60689J100	Page 5 of 6

Item 5.                     Interest in Securities of the Issuer.

(a)           The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 20,789,395 shares of the Company’s Common Stock outstanding as of March 16, 2011.  Cespedes Trust owns 10,578,117 shares of the Company’s Common Stock.  This amounts to approximately 30.1% of the outstanding shares as of March 16, 2011.

(b)           By virtue of his position as Trustee of Cespedes Trust, Edward A. Cespedes has sole power to vote and dispose of the Common Stock beneficially owned by Cespedes Trust reported in this Schedule 13D.

(c)           Except as otherwise disclosed herein, no Reporting Person has effected any other transactions in the Common Stock during the past 60 days.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

Item 7.                      Material to be Filed as Exhibits.

The following Exhibits are filed herewith:
Exhibit	Description

1	Agreement and Plan of Merger dated February 17, 2011 (#)(1)

(#)
The agreement contains certain representations and warranties made by the parties thereto. The assertions embodied in such representations and warranties are not necessarily assertions of fact, but a mechanism for the parties to allocate risk.  Accordingly, investors should not rely on the representation and warranties as characterizations of the actual state of facts or for any other purpose at the time they were made or otherwise.  The agreements are not intended as a document for investors to obtain factual information about the current state of affairs of the parties to the agreement.  Rather, investors should look to other disclosures contained in MMAX Media, Inc.’s reports under the Exchange Act.

(1)	Filed as an exhibit to MMAX Media, Inc.’s current report on Form 8-K filed with the Commission on February 18, 2011.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2011	Edward A. Cespedes Revocable Trust
dated August 22, 2007

	By:	/s/ Edward A. Cespedes
	Name:	Edward A. Cespedes
	Title:	Trustee

/s/ Edward A. Cespedes
Edward A. Cespedes